Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Nine months ended
		September 30		September 30
	Notes	2017	2016	2017	2016
REVENUE
Petroleum and natural gas sales, net of royalties	5	$44,839	$20,704	$107,739	$57,917
Finance revenue		15	151	59	525
		44,854	20,855	107,798	58,442

EXPENSES
Production and operating		14,310	10,945	39,356	34,706
Transportation costs		212	—	566	—
Selling costs	7	424	—	1,926	875
General and administrative		3,809	4,094	11,617	11,742
Foreign exchange (gain) loss		3	(584)	70	4,762
Finance costs	6	1,485	1,470	4,750	4,355
Depletion, depreciation and amortization	12	10,760	6,439	29,635	24,538
Accretion	13	74	—	191	—
Realized derivative (gain) loss on commodity contracts		1,904	—	375	956
Unrealized derivative (gain) loss on commodity contracts	4	3,235	—	386	—
Unrealized (gain) loss on financial instruments	15	—	4,881	151	7,536
Impairment of exploration and evaluation assets	11	10,314	14,912	79,025	14,912
		46,530	42,157	168,048	104,382

Earnings (loss) before income taxes		(1,676)	(21,302)	(60,250)	(45,940)

Income tax expense (recovery) - current		5,179	4,067	16,104	10,737
- deferred		—	—	—	(3,009)
		5,179	4,067	16,104	7,728
NET EARNINGS (LOSS) FOR THE PERIOD		$(6,855)	$(25,369)	$(76,354)	$(53,668)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		4,070	—	3,455	—
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$(2,785)	$(25,369)	$(72,899)	$(53,668)

Earnings (loss) per share
Basic		$(0.09)	$(0.35)	$(1.06)	$(0.74)
Diluted		$(0.09)	$(0.35)	$(1.06)	$(0.74)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2017	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30, 2017	December 31, 2016

ASSETS
Current
Cash and cash equivalents	8	$21,464	$31,468
Restricted cash	9	4,812	18,323
Accounts receivable	4	49,707	14,836
Derivative commodity contracts	4	79	—
Prepaids and other		2,485	1,772
Product inventory	10	13,265	19,602
		91,812	86,001
Non-Current
Intangible exploration and evaluation assets	11	40,945	105,869
Property and equipment
Petroleum and natural gas assets	12	202,378	210,027
Other assets	12	3,667	4,245
		$338,802	$406,142

LIABILITIES
Current
Accounts payable and accrued liabilities		$32,532	$24,529
Convertible debentures	15	—	72,655
Derivative commodity contracts		465	—
Current portion of note payable	14	—	5,581
		32,997	102,765
Non-Current
Note payable	14	—	5,581
Long-term debt	14	79,839	—
Asset retirement obligation	13	12,684	12,099
Other long-term liabilities		315	381
		125,835	120,826

SHAREHOLDERS’ EQUITY
Share capital	17	152,084	152,084
Accumulated other comprehensive income		3,455	—
Contributed surplus		23,245	22,695
Retained earnings		34,183	110,537
		212,967	285,316
		$338,802	$406,142
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q3-2017

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine months ended
		September 30		September 30
	Notes	2017	2016	2017	2016

Share Capital
Balance, beginning of period	17	$152,084	$152,084	$152,084	$152,084
Balance, end of period		$152,084	$152,084	$152,084	$152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$(615)	$—	$—	$—
Currency translation adjustment		4,070	—	3,455	—
Balance, end of period		$3,455	$—	$3,455	$—

Contributed Surplus
Balance, beginning of period		$23,081	$22,167	$22,695	$21,398
Stock-based compensation expense	18	164	264	550	1,033
Balance, end of period		$23,245	$22,431	$23,245	$22,431

Retained Earnings
Balance, beginning of period		$41,038	$169,903	$110,537	$198,202
Net earnings (loss) and total comprehensive income (loss)		(6,855)	(25,369)	(76,354)	(53,668)
Balance, end of period		$34,183	$144,534	$34,183	$144,534
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2017	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine months ended
		September 30		September 30
	Notes	2017	2016	2017	2016
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(6,855)	$(25,369)	$(76,354)	$(53,668)
Adjustments for:
Depletion, depreciation and amortization	12	10,760	6,439	29,635	24,538
Accretion	13	74	—	191	—
Deferred lease inducement		(22)	(23)	(65)	(74)
Impairment of exploration and evaluation assets	11	10,314	14,912	79,025	14,912
Stock-based compensation	18	236	635	886	2,181
Finance costs	6	1,485	1,470	4,750	4,355
Income tax expense		5,179	4,067	16,104	7,728
Unrealized (gain) loss on commodity contracts	4	3,235	—	386	—
Unrealized (gain) loss on financial instruments	15	—	4,881	151	7,536
Unrealized (gain) loss on foreign currency translation		(10)	(598)	(31)	4,772
Income taxes paid		(5,179)	(4,067)	(16,104)	(10,737)
Changes in non-cash working capital		1,220	(17,204)	(23,387)	(8,963)
Net cash generated by (used in) operating activities		20,437	(14,857)	15,187	(7,420)

INVESTING
Additions to intangible exploration and evaluation assets	11	(2,257)	(6,445)	(16,372)	(10,707)
Additions to petroleum and natural gas assets	12	(7,678)	(2,238)	(12,151)	(6,622)
Additions to other assets	12	(198)	(9)	(558)	(465)
Changes in restricted cash	9	3,046	—	13,511	289
Changes in non-cash working capital		557	2,224	1,073	4,555
Net cash generated by (used in) investing activities		(6,530)	(6,468)	(14,497)	(12,950)

FINANCING
Repayment of note payable	14	—	—	(11,041)	—
Financing costs	6	—	—	(1,555)	—
Interest paid		(1,426)	(2,477)	(5,453)	(5,007)
Increase in long-term debt		125	—	85,265	—
Repayment of convertible debentures	15	—	—	(73,375)	—
Repayments of long-term debt		(5,000)	—	(5,000)	—
Net cash generated by (used in) financing activities		(6,301)	(2,477)	(11,159)	(5,007)
Currency translation differences relating to cash and cash equivalents		78	(101)	465	(1,128)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,684	(23,903)	(10,004)	(26,505)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		13,780	124,308	31,468	126,910
CASH AND CASH EQUIVALENTS, END OF PERIOD		$21,464	$100,405	$21,464	$100,405
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q3-2017

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at September 30, 2017 and December 31, 2016 and for the periods ended September 30, 2017 and 2016
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe together with its subsidiaries ("TransGlobe" or the "Company") is engaged primarily in oil and gas exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of September 30, 2017. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2016 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 7, 2017.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2016, with the exception of the change in functional currency of TransGlobe Energy Corporation, as described below.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
Effective January 1, 2017, TransGlobe Energy Corporation's functional currency is the Canadian dollar, and the functional currency of all subsidiaries is the U.S. dollar. It was determined that TransGlobe Energy Corporation's functional currency is now the Canadian dollar mainly because the parent company now owns Canadian producing assets, and therefore generates revenues and incurs costs that are denominated predominantly in Canadian dollars.
Foreign currency translations include the translation of foreign currency transactions and the translation of the Canadian functional currency operation. Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Translations occur as follows:
• Income and expenses are translated at the prevailing rates on the date of the transaction
• Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
• Monetary items are translated at the prevailing rates at the balance sheet date
Canadian operation translation gains and losses occur when translating the financial statements of TransGlobe Energy Corporation (non-U.S. functional currency) to the U.S. dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Translations occur as follows:
• Income and expenses are translated at the average exchange rates for the period
• Assets and liabilities are translated at the prevailing rates on the balance sheet date

Q3-2017	5

3. NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
As at the date of authorization of the Consolidated Financial Statements the following pronouncements from the International Accounting Standards Board ("ISAB") are applicable to TransGlobe and will become effective for future reporting periods, but have not yet been adopted:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements; however, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, a new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Company does not currently apply hedge accounting. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. This amendment will be adopted by the Company on January 1, 2018 and the Company does not expect the adoption of IFRS 9 amendments to have a material effect on its Consolidated Financial Statements.

IFRS 15 "Revenue from Contracts with Customers"
IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is finalizing the review of its sales contracts with customers and does not expect IFRS 15 to have a material impact on the consolidated financial statements. Upon adoption, the Company will expand its disclosures in the notes to the consolidated financial statements including disaggregated revenue streams by product type and any impairment losses recognized on receivables arising from contracts with customers.

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 Leases, replacing IAS 17 Leases. IFRS 16 establishes a set of principles that both parties to a contract apply to provide relevant information about leases in a manner that faithfully represents those transactions. The current standard (IAS 17) requires lessees and lessors to classify their leases as either finance leases or operating leases, with separate accounting treatment depending on the classification of the lease. Under the new standard, the accounting treatment associated with an operating lease will no longer exist, and lessees will be required to recognize assets and liabilities associated with all leased items. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are identified as leases and does not expect that the adoption of the standard will have a material impact on the consolidated financial statements.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents and derivative commodity contracts as assets at fair value through profit or loss, its derivative commodity contracts and former convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, long-term debt and the previous note payable are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition. Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$21,543	$21,543	$31,468	$31,468
Loans and receivables	54,519	54,519	33,159	33,159
Financial liabilities at fair value through profit or loss	465	465	72,655	72,655
Other liabilities	112,371	113,693	35,691	35,691
Assets and liabilities at September 30, 2017 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

Q3-2017	6

The Company’s cash and cash equivalents, derivative commodity contracts and prior convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and former convertible debentures are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
In conjunction with the prepayment agreement (Note 14), TPI has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TPI’s Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.
The nature of TransGlobe’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
There were eight outstanding derivative commodity contracts as at September 30, 2017 (December 31, 2016 - nil), the fair values of which have been presented as assets and liabilities on the Condensed Consolidated Interim Balance Sheet.
The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2017:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Sold Swap US$/bbl	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
28-Mar-17	Dec-17	Collar	300,000	—	45.00	56.00	—
7-Apr-17	Mar-18	3-Way Collar	250,000	—	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	—	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	—	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	—	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	—	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	—	54.00	61.25	46.50
1. 50,000 bbl per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbl per calendar month through Jan 2020 - Jun 2020

Financial AECO North American Natural Gas Contracts
Transaction Date	Period Hedged	Contract	Volume GJ	Sold Swap CAD$/GJ	Bought Put CAD$/GJ	Sold Call CAD$/GJ	Sold Put CAD$/GJ
14-Sep-17	Oct 2017 - Dec 2017[1]	Swap	12,900	2.065	—	—	—
1. 4,300 GJ per day through Oct 2017 - Dec 2017

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below. The majority of the overdue receivables are due from the Egyptian General Petroleum Company ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC.

Q3-2017	7

In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude sale shipments to third party buyers in 2016, and two shipments during the first nine months of 2017. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the first nine months of 2017, the Company sold 957,467 barrels of inventoried entitlement crude oil to EGPC for $40.1 million to cover in-country expenditures. The Company collected $28.1 million of accounts receivable from EGPC during the first nine months of 2017. As at September 30, 2017 the accounts receivable balance is primarily due from EGPC of $25.5 million and the third quarter direct sale tanker-lifting of TransGlobe's entitlement oil for proceeds of $21.5 million.

(000s)	September 30, 2017	December 31, 2016
Neither impaired nor past due	$34,672	$620
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	3,696	—
31-60 days	4,204	—
61-90 days	4,175	—
Over 90 days	2,960	14,216
	$49,707	$14,836
5. PETROLEUM AND NATURAL GAS SALES

	Three months ended September 30		Nine months ended September 30
(000s)	2017	2016	2017	2016
Petroleum and natural gas sales	$68,372	$36,376	$179,637	$97,859
Less: Royalties	23,533	15,672	71,898	39,942
Petroleum and natural gas sales, net of royalties	$44,839	$20,704	$107,739	$57,917
6. FINANCE COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended September 30		Nine months ended September 30
(000s)	2017	2016	2017	2016
Interest on convertible debenture	$—	$1,125	$1,089	$3,303
Interest on long-term debt	1,276	—	2,731	—
Interest on note payable	—	—	532	—
Interest on borrowing base facility	115	226	164	632
Amortization of deferred financing costs	94	119	234	420
Finance costs	$1,485	$1,470	$4,750	$4,355

7. SELLING COSTS
Selling costs include transportation and marketing costs associated with the sale of the Company's Egyptian crude oil production to third party buyers and EGPC. The Company completed two direct crude sales to third party buyers, which was marketed by Mercuria during the first nine months of 2017; and three direct crude sales to third party buyers during the year ended December 31, 2016.
8. CASH AND CASH EQUIVALENTS

(000s)	September 30, 2017	December 31, 2016
Cash	$21,424	$31,392
Cash equivalents	40	76
	$21,464	$31,468
As at September 30, 2017 the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity (at purchase) of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

8	Q3-2017

9. RESTRICTED CASH
As at September 30, 2017, the Company had restricted cash of $4.8 million (December 31, 2016 - $18.3 million). Restricted cash represents a cash collateralized letter of credit facility that is used to guarantee the Company's commitments on its Egyptian exploration concessions.
10. PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold crude oil entitlement barrels and is determined on a concession by concession basis.
As at September 30, 2017, the Company had 988,090 barrels of entitlement oil in inventory valued at $13.42 per barrel (December 31, 2016 - 1,265,080 barrels valued at $15.49 per barrel).
11. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2016	$105,869
Additions	16,372
Transfers to petroleum properties	(2,271)
Impairment loss	(79,025)
Balance at September 30, 2017	$40,945
For the nine months ended September 30, 2017 the Company recorded an impairment loss of $79.0 million on its exploration and evaluation assets. The impairment loss was split between the South West Gharib concession ($1.2 million), the North West Gharib concession ($67.5 million) and the South Alamein concession of ($10.3 million).
At South West Gharib, it was determined during the first quarter that an impairment loss was necessary as no commercially viable quantities of oil were discovered, and no further drilling activities are planned.
At North West Gharib, the recoverable amount of the North West Gharib cash-generating unit was $4.4 million. The remaining North West Gharib exploration and evaluation assets were written down to nil during the second quarter. The North West Gharib exploration lands have been fully evaluated and all commitments have been met at the end of the first exploration phase. The Company elected not to enter the second exploration period. The Company filed for and received four development leases in the North West Gharib concession, all remaining exploration lands that are not covered by development leases were relinquished.
At South Alamein, it was determined for the three months ended September 30, 2017 that an impairment loss was necessary, due to the results of the Boraq 5 well and the uncertainty of an economic development of Boraq in the future. The Company completed testing two zones in the Boraq 5 appraisal well. The Boraq 5 well failed to produce any hydrocarbons from the two zones and was plugged and abandoned.
During the nine months ended September 30, 2017 the Company spent $6.6 million at North West Gharib, $5.2 million at North West Sitra, $3.1 million at South Alamein, $1.2 million at South West Gharib and $0.3 million at South Ghazalat.

Q3-2017	9

12. PROPERTY AND EQUIPMENT

(000s)	PNG Assets	Other Assets	Total
Balance at December 31, 2016	$625,893	$14,572	$640,465
Additions	12,151	558	12,709
Changes in estimate for asset retirement obligations	(522)	—	(522)
Transfer from exploration and evaluation assets	2,271	—	2,271
Foreign exchange	5,469	—	5,469
Balance at September 30, 2017	$645,262	$15,130	$660,392

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2016	$415,866	$10,327	$426,193
Depletion, depreciation and amortization for the period	27,018	1,136	28,154
Balance at September 30, 2017	$442,884	$11,463	$454,347

Net Book Value
At December 31, 2016	$210,027	$4,245	$214,272
At September 30, 2017	$202,378	$3,667	$206,045
At September 30, 2017, the significant decrease in forecast natural gas benchmark prices as compared to December 31, 2016 was a indicator of impairment for the Canadian assets. As a result, impairment testing was required and the Company prepared a estimate of future cash flows to determine the recoverable amount of the respective asset. For the purposes of determining whether impairment of the asset has occurred, and the extent of any impairment, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs to sell and value in use. These key judgments include estimates about recoverable reserves, forecast benchmark commodity prices, royalties, operating costs, capital costs and discount rates. At September 30, 2017, the Company determined that the carrying amount of the Canadian cash-generating unit ("CGU") did not exceed the fair value less costs of sale.
13. ASSET RETIREMENT OBLIGATION

(000s)
Balance at December 31, 2016	$12,099
Asset retirement obligation accretion	191
Changes in discount rates	(522)
Effect of movements in foreign exchange rates	916
Balance at September 30, 2017	$12,684

TransGlobe has estimated the net present value of its asset retirement obligation to be $12.7 million as at September 30, 2017 (December 31, 2016 - $12.1 million) based on a total undiscounted future liability, after inflation adjustment, of $20.0 million (December 31, 2016 - $19.0 million). These payments are expected to be made between 2018 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.52% and 2.47% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum.
The entire asset retirement obligation balance related to the Company's Canadian operations at September 30, 2017 and December 31, 2016.
14. LONG-TERM DEBT
The Company's interest-bearing loans and borrowings are measured at amortized cost. As at September 30, 2017, the only significant interest-bearing loans and borrowings are related to the Prepayment Agreement and the Revolving Credit Facility as described below.
The following table summarizes TransGlobe's outstanding long-term debt:

(000s)	September 30, 2017	December 31, 2016
Prepayment agreement	$68,711	$—
Revolving credit facility	11,128	—
Note payable	—	11,162
	79,839	11,162
Current portion of long-term debt	—	(5,581)
	$79,839	$5,581

10	Q3-2017

The following table reconciles the changes in TransGlobe's long-term debt:

(000s)
Balance at January 1, 2017	$11,162
Increase in long-term debt - prepayment agreement	73,500
Increase in long-term debt - revolving credit facility	10,209
Repayment of long-term debt	(16,162)
Amortization of deferred financing costs	234
Effect of movements in foreign exchange rates	896
Balance at September 30, 2017	$79,839

Prepayment Agreement

(000s)	September 30, 2017	December 31, 2016
Prepayment agreement	$75,000	$—
Repayment of prepayment agreement	(5,000)	—
Deferred financing costs	(1,289)	—
	68,711	—
Current portion of long-term debt	—	—
	$68,711	$—
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria.
The initial advance under the prepayment agreement was used to repay the 6.0% convertible debentures of the Company, which matured on March 31, 2017 (Note 15).
TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of Libor plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75.0 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $1.5 million will be amortized over the term of the prepayment agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants are tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants include financial measures defined within the prepayment agreement that are not defined under IFRS. These financial measures are defined by the prepayment agreement as follows:

•
the ratio of the Company's total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company's consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12 month period period ending on that financial covenant test date will not exceed 4.00:1.00. The ratio as at September 30, 2017 is 0.82:1.00, the Company is in compliance with the ratio;

•
the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date will not be less than 1.00:1.00. The ratio as at September 30, 2017 is 3.72:1.00, the Company is in compliance with the ratio; and

•
the ratio of the parent's non-consolidated asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date will not be less than 2.00:3.00. The ratio as at September 30, 2017 is 3.77:3.00, the Company is in compliance with the ratio.

As at September 30, 2017, the Company was in compliance with all the financial covenants.
The Company is also subject to a cover ratio provision. The cover ratio, defined as the value of the Company's Egyptian forecasted entitlement crude oil production on a forward 12 month basis to the prepayment service obligations, must not be less than 1.25:1.0. In the event the cover ratio falls below 1.25:1.00, TransGlobe must:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25:1.0; and/or

•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.

Q3-2017	11

The cover ratio as at September 30, 2017 is 1.44:1.00, the Company is in compliance with the ratio.
Based on the Company's current forecast of future production and current Brent Crude prices the estimated future debt payments on long-term debt as of September 30, 2017 are as follows:

(000s)
2017	$—
2018	—
2019	—
2020	11,132
2021	58,868
$70,000
Revolving Reserve-Based Lending Facility

C$(000s)	September 30, 2017	December 31, 2016
Total facility amount	$30,000	$—
Amount drawn	(13,907)	—
Unutilized capacity	$16,093	$—
As at September 30, 2017, the Company had in place a revolving Canadian reserve-based lending facility with Alberta Treasury Branches ("ATB") totaling C$30.0 million, of which C$13.9 million ($11.1 million) was drawn.

The facility is extendable on a semi-annual basis on May 31 and November 30 of each year, or as requested by the lender. Unless extended, before May 11, 2018, any unutilized amount of the facility will be cancelled, and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date.The Company may request an extension of the term date by no later than 90 days prior to the then current term date, and lender may in its sole discretion agree to extend the term date for a further period of 364 days. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing cash flow ratio. The revolving reserve-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million will be amortized over the term of the agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•
the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1:00:1:00. The working capital ratio as at September 30, 2017 is 1.34:1.00, the Company is in compliance with the ratio; and

•
permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3:00:1:00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with GAAP on an non-consolidated basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized. The net debt to trailing cash flows ratio as at September 30, 2017 is 0.31:1.00, the Company is in compliance with the ratio.

Note Payable
On December 20, 2016, the Company closed the acquisition of certain petroleum properties in west central Alberta, Canada. The acquisition was partially funded by a vendor take-back note of C$15.0 million ($11.3 million). The note payable had a 24-month term and bore interest at a rate of 10% per annum. The Company repaid the outstanding vendor take-back note balance of C$13.6 million ($10.0 million) on May 16, 2017. Repayment was made using the revolving reserve-based lending facility.

(000s)	September 30, 2017	December 31, 2016
Note payable	$—	$11,162
Current portion of note payable	—	(5,581)
	$—	$5,581

12	Q3-2017

15. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2016	$72,655
Repayment	(73,375)
Fair value adjustment	151
Foreign exchange adjustment	569
Balance at September 30, 2017	$—
The convertible debentures matured on March 31, 2017 and were repaid in full on that date for their aggregate face value of C$97.8 million ($73.4 million). Repayment was made using the proceeds from the prepayment agreement (Note 14).
16. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. The Company received a six month extension to the initial exploration period, extending the initial exploration period to May 7, 2017. The Company completed the initial exploration period work program and met all financial commitments during the second quarter of 2017. The Company elected not to enter the second exploration period and has relinquished the remaining exploration lands that are not covered by the four development leases.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. The Company received a six month extension, which extended the initial exploration period to May 7, 2017. As no commercially viable quantities of oil were discovered at South West Gharib, the Company relinquished its interest in the concession on May 7, 2017. The Company met its financial commitment during the first quarter of 2017.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013 and reached its primary term on November 7, 2016. Prior to expiry, the Company elected to enter the first two-year extension period (expiry November 7, 2018). The Company had met its financial commitment for the first phase ($8.0 million) and the first extension ($4.0 million), however the Company had not completed the first phase work program. Prior to entering the first extension the Company posted a $4.0 million performance bond with EGPC to carry forward two exploration commitment wells into the first extension period. The $4.0 million performance bond is supported by a production guarantee from the Company's producing concessions which will be released when the commitment wells have been drilled. In accordance with the concession agreement the Company relinquished 25% of the original exploration acreage prior to entering the first extension period. In addition, the first extension period has an additional financial commitment of $4.0 million, which has been met, and two additional exploration wells.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at September 30, 2017, the Company had expended $4.9 million towards meeting the financial and operating commitment, with the acquisition of 600 km2 of 3-D seismic in 2017.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2017.

17. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Nine months ended		Year Ended
	September 30, 2017		December 31, 2016
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	72,206	$152,084	72,206	$152,084
Balance, end of period	72,206	$152,084	72,206	$152,084

Q3-2017	13

18. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other security based compensation arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine months ended		Year Ended
	September 30, 2017		December 31, 2016
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,046	6.87	5,348	9.05
Granted	1,043	2.16	1,470	2.19
Forfeited	(982)	6.66	(54)	11.84
Expired	(763)	11.46	(718)	12.95
Options outstanding, end of period	5,344	5.30	6,046	6.87
Options exercisable, end of period	3,311	6.99	3,527	9.14

Compensation expense of $0.2 million and $0.5 million was recorded as general and administrative expense in the Condensed Consolidated Interim Statements of Earnings (loss) and Comprehensive Income (loss) and Changes in Shareholders’ Equity during the three and nine month period ended September 30, 2017 (2016 - $0.3 million and $1.0 million, respectively) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the three and nine month period ended September 30, 2017, no stock options were exercised (2016 – nil). As at September 30, 2017 and December 31, 2016, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs granted prior to 2017 can range between 50% and 150% of the original PSU grant, and 0% to 200% for PSUs granted in 2017. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and to date have only been issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at September 30, 2017 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	546	1,366	437
Granted	792	573	181
Vested	(240)	(249)	(56)
Forfeited	(122)	(283)	—
Units outstanding, end of period	976	1,407	562
Compensation expense of $0.1 million and $0.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders' Equity during the three and nine month period ended September 30, 2017 (2016 - $0.4 million and 1.1 million, respectively) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.

14	Q3-2017

19. PER SHARE AMOUNTS
The weighted-average number of common shares outstanding (basic and diluted) for the three and nine month periods ended September 30, 2017 was 72,205,369 (2016 – 72,205,369). These outstanding share amounts were used to calculate earnings (loss) per share in the respective periods.
In determining diluted earnings (loss) per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2017, the Company excluded 5,344,520 stock options (2016 – 4,576,100 and 4,576,100, respectively) as their exercise price was greater than the average common share market price in the respective periods.

Q3-2017	15

20. SEGMENTED INFORMATION
The Company has two reportable operating segments for the period ended September 30, 2017: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil and gas exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets and there are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Canada		Total
	Nine months ended		Nine months ended		Nine months ended
	September 30		September 30		September 30
(000s)	2017	2016	2017	2016	2017	2016
Revenue
Petroleum and natural gas sales, net of royalties	95,441	57,917	12,298	—	107,739	57,917
Finance revenue	3	102	2	—	5	102
Total segmented revenue	95,444	58,019	12,300	—	107,744	58,019

Segmented expenses
Production and operating	35,344	34,706	4,012	—	39,356	34,706
Transportation costs	—	—	566	—	566	—
Selling costs	1,926	875	—	—	1,926	875
General and administrative	4,577	5,390	884	—	5,461	5,390
Finance costs	3,012	1,052	721	—	3,733	1,052
Depletion, depreciation and amortization	22,568	24,172	6,768	—	29,336	24,172
Asset retirement obligation accretion	—	—	191	—	191	—
Realized derivative (gain) loss on commodity contracts	375	956	—	—	375	956
Unrealized derivative (gain) loss on commodity contracts	465	—	(79)	—	386	—
Income taxes - current	16,104	10,737	—	—	16,104	10,737
Income taxes - deferred	—	(3,009)	—	—	—	(3,009)
Impairment of exploration and evaluation assets	79,025	14,912	—	—	79,025	14,912
Total segmented expenses	163,396	89,791	13,063	—	176,459	89,791
Segmented earnings (loss)	$(67,952)	$(31,772)	$(763)	$—	$(68,715)	(31,772)

Non-segmented expenses (income)
General and administrative					6,156	6,352
Foreign exchange (gain) loss					70	4,762
Depreciation and amortization					299	366
Unrealized (gain) loss on financial instruments					151	7,536
Finance revenue					(54)	(423)
Finance costs					1,017	3,303
Total non-segmented expenses					7,639	21,896

Net earnings (loss) for the year					$(76,354)	$(53,668)

Capital expenditures
Exploration and development	24,667	17,794	4,384	—	29,051	17,794
Corporate	—	—	—	—	30	—
Total capital expenditures					$29,081	$17,794

16	Q3-2017

	Egypt		Canada		Total
	Three months ended		Three months ended		Three months ended
	September 30		September 30		September 30
(000s)	2017	2016	2017	2016	2017	2016
Revenue
Petroleum and natural gas sales, net of royalties	40,897	20,704	3,942	—	44,839	20,704
Finance revenue	1	1	2	—	3	1
Total segmented revenue	40,898	20,705	3,944	—	44,842	20,705

Segmented expenses
Production and operating	13,242	10,945	1,068	—	14,310	10,945
Transportation costs	—	—	212	—	212	—
Selling costs	424	—	—	—	424	—
General and administrative	1,621	1,624	318	—	1,939	1,624
Finance costs	1,429	345	128	—	1,557	345
Depletion, depreciation and amortization	8,360	6,317	2,258	—	10,618	6,317
Asset retirement obligation accretion	—	—	74	—	74	—
Realized derivative (gain) loss on commodity contracts	1,904	—	—	—	1,904	—
Unrealized derivative (gain) loss on commodity contracts	3,314	—	(79)	—	3,235	—
Income taxes - current	5,179	4,067	—	—	5,179	4,067
Income taxes - deferred	—	—	—	—	—	—
Impairment of exploration and evaluation assets	10,314	14,912	—	—	10,314	14,912
Total segmented expenses	45,787	38,210	3,979	—	49,766	38,210
Segmented earnings (loss)	$(4,889)	$(17,505)	$(35)	$—	$(4,924)	(17,505)

Non-segmented expenses (income)
General and administrative					1,870	2,470
Foreign exchange (gain) loss					3	(584)
Depreciation and amortization					142	122
Unrealized (gain) loss on financial instruments					—	4,881
Finance revenue					(12)	(150)
Finance costs					(72)	1,125
Total non-segmented expenses					1,931	7,864

Net earnings (loss) for the year					$(6,855)	$(25,369)

Capital expenditures
Exploration and development	6,070	8,692	4,060	—	10,130	8,692
Corporate					3	—
Total capital expenditures					$10,133	$8,692

Q3-2017	17

The carrying amounts of reportable segment assets and liabilities are as follows:

September 30, 2017
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$47,349	$1,909	$49,258
Derivative commodity contracts	—	79	79
Intangible exploration and evaluation assets	40,945	—	40,945
Property and equipment			—
Petroleum and natural gas assets	128,545	73,833	202,378
Other assets	2,475	16	2,491
Other	26,354	2,448	28,802
Segmented assets	245,668	78,285	323,953
Non-segmented assets			14,849
Total assets			$338,802

Liabilities
Accounts payable and accrued liabilities	$23,411	$3,878	$27,289
Derivative commodity contracts	465	—	465
Current and long-term note payable	—	—	—
Long-term debt	68,711	11,128	79,839
Asset retirement obligation	—	12,684	12,684
Segmented liabilities	92,587	27,690	120,277
Non-segmented liabilities			5,558
Total liabilities			$125,835

December 31, 2016
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$13,778	$620	$14,398
Intangible exploration and evaluation assets	105,869	—	105,869
Property and equipment
Petroleum and natural gas assets	138,757	71,270	210,027
Other assets	2,785	—	2,785
Other	62,049	—	62,049
Segmented assets	323,238	71,890	395,128
Non-segmented assets			11,014
Total assets			$406,142

Liabilities
Accounts payable and accrued liabilities	$15,827	$432	$16,259
Current and long-term note payable	—	11,162	11,162
Asset retirement obligation	—	12,099	12,099
Segmented liabilities	15,827	23,693	39,520
Non-segmented liabilities			81,306
Total liabilities			$120,826

18	Q3-2017

21. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended September 30		Nine months ended September 30
(000s)	2017	2016	2017	2016
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(7,797)	$(16,294)	$(34,871)	$(8,991)
Prepaids and other	(625)	(1,323)	(903)	(264)
Product inventory[1]	2,820	(380)	4,856	1,364
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	6,822	793	7,531	(1,072)
	$1,220	$(17,204)	$(23,387)	$(8,963)
Note:
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

Investing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	557	2,224	1,073	4,555
	$557	$2,224	$1,073	$4,555

Q3-2017	19